Exhibit 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Argentina corresponding to the headings below that are contained in Exhibit 99.D to Argentina’s annual report on Form 18-K, for the year ended December 31, 2015 (the “2015 Annual Report”). References in this Exhibit 1 to Amendment No. 1 to the 2015 Annual Report (the “Amendment”) to headings and defined terms not contained herein shall be to the corresponding headings in Exhibit 99.D to the 2015 Annual Report.

DEFINED TERMS AND CERTAIN CONVENTIONS

Preservation of Defenses

Nothing in this Amendment, or in any communication from the Republic, constitutes an acknowledgment or admission of the existence of any claim or any liability of the Republic to pay that claim or an acknowledgment that any ability to bring proceedings in any jurisdiction in respect of such claim or any limitation period relating thereto has been revived or reinstated, or an express or implied promise to pay any such claim (or part thereof). Whether or not a claim exists, the Republic may in its sole discretion and only if written notice to that effect is received from a duly authorized officer of the Republic, attribute a value to such claim for purposes of the Republic’s Settlement Proposal or for any other purpose. All defenses available to the Republic relating to any applicable statute of limitations or otherwise are expressly preserved for all purposes. This Amendment may not be relied upon as evidence of the Republic’s agreement that a claim exists, or of the Republic’s willingness, ability or obligation to pay any claim. Any attribution of any value to any claim for purposes of the Republic's Settlement Proposal or for any other purpose will not be considered an acknowledgment of the existence or validity of that claim and any consideration given by or on behalf of the Republic to the proponent of that claim will be consideration only for the agreement by the proponent of that claim to cease all actions or proceedings in respect of that claim and to irrevocably assign and transfer to the Republic all rights, if any, with respect to such claim and to undertake to complete any and all formalities or requirements necessary to ensure that if such claim existed neither the proponent nor any successor or assignee of the proponent (other than the Republic) is able to evidence or allege such claim to remain in existence or to be a liability of the Republic.

THE REPUBLIC OF ARGENTINA

Government

Judicial System

On June 15, 2016, the Senate confirmed the appointments of Mr. Horacio Rosatti and Mr. Carlos Rosenkrantz to fill the vacancies on the Supreme Court.

Foreign Affairs and International Organizations

On March 28, 2016, the United Nations Commission on the Limits of the Continental Shelf issued a resolution establishing the outer limits of the Argentine Continental Shelf, which recognized an extension of Argentina’s sovereign rights in the South Atlantic Ocean in an area that includes the Malvinas, South Georgias and South Sandwich Islands and beyond. The surface area within the designated limits measures approximately 1,700,000 square kilometers—the equivalent of nearly 48% of the territory of Argentina.

THE ARGENTINE ECONOMY

Macri Administration: 2015-Present

Presidential and congressional elections in Argentina took place on October 25, 2015, and a runoff election between the two leading presidential candidates was held on November 22, 2015, resulting in Mr. Mauricio Macri (from the Cambiemos coalition) being elected President of Argentina. The Macri administration assumed office on December 10, 2015.

Since assuming office, the Macri administration has announced and executed several significant economic and policy reforms, including:

•         Foreign exchange reforms. The Macri administration eliminated a significant portion of foreign exchange restrictions, including certain currency controls, that were imposed by the Fernández de Kirchner administration. These reforms are expected to provide greater flexibility and easier access to the foreign exchange market (MULC). See “Exchange Rates and Exchange Controls—Exchange Controls” for a description of the principal measures adopted as of the date of this Amendment.

•         INDEC reforms. On January 8, 2016, based on its determination that the INDEC had failed to produce reliable statistical information, particularly with respect to CPI, GDP, poverty and foreign trade data, the Macri administration declared a state of administrative emergency for the national statistical system and the INDEC until December 31, 2016. As of the date of this Amendment, the INDEC has published certain revised data, including the CPI for May, June, July and August 2016 and foreign trade and balance of payment statistics. However, the administrative emergency continues. On June 29, 2016, the INDEC published the INDEC Report including revised GDP data for the years 2004 through 2015. On August 31, 2016, the IMF Executive Board met to consider the progress made by Argentina in improving the quality of official GDP and CPI data. The IMF Executive Board noted the important progress made in strengthening the accuracy of Argentina’s statistics and alluded to the possibility of lifting its censure on Argentina by November 2016. For more information, see “Presentation of Statistical and Other Information—Certain Methodologies.”

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•         Financial policy. Soon after taking office, the Macri administration sought to settle the outstanding claims with the holders of Untendered Debt, and the Minister of the Treasury designed a debt restructuring and cancellation program with the aim of reducing the amount of outstanding Untendered Debt. In February 2016, the Republic entered into agreements in principle to settle outstanding claims with certain holders of Untendered Debt and put forward a proposal to other holders of Untendered Debt, including those with pending claims in U.S. courts, subject to two conditions: obtaining approval by the Argentine Congress and lifting the pari passu injunctions. On March 2, 2016, the District Court agreed to vacate the pari passu injunctions, subject to two conditions: first, the repealing of all legislative obstacles to settlement with holders of Untendered Debt, and second, full payment to holders of pari passu injunctions with whom the Government had entered into agreements in principle on or before February 29, 2016, in accordance with the specific terms of such agreements. On April 13, 2016, the District Court’s order was affirmed by the Second Circuit Court of Appeals. On March 31, 2016, the Argentine Congress repealed the legislative obstacles to the settlement and approved the Settlement Proposal. Argentina closed the April 2016 Transaction on April 22, 2016 and applied U.S.$9.3 billion of the net proceeds to satisfy settlement payments on agreements of holders of approximately U.S.$4.2 billion principal amount of Untendered Debt. Upon confirmation that the conditions set forth in its March 2, 2016 order had been satisfied, the District Court ordered the vacatur of all pari passu injunctions. Argentina subsequently issued bonds in aggregate amount of U.S.$2.75 billion on July 6, 2016.

•         Foreign trade reforms. The Kirchner and Fernández de Kirchner administrations imposed export duties and other restrictions on several sectors, particularly the agricultural sector. The Macri administration eliminated export duties on wheat, corn, beef, mining and regional products, and reduced the duty on soybean exports by 5%, from 35% to 30%. Further, a 5% export duty on most industrial exports was eliminated. With respect to payments for imports of goods and services to be performed abroad, the Macri administration eliminated the restrictions on access to the MULC. In addition, importers were offered short-term debt securities issued by the Republic to be used to repay outstanding commercial debt for the import of goods.

•         Fiscal policy. The Macri administration took steps to anchor the fiscal accounts, reducing the primary fiscal deficit by approximately 1.8% of GDP in December 2015 through a series of tax and other measures, and pursues a primary fiscal deficit target of 4.8% of GDP in 2016 through the elimination of subsidies and the reorganization of certain expenditures. The Macri administration’s ultimate aim is to achieve a balanced primary budget by 2019.

•         Correction of monetary imbalances. The Macri administration announced the adoption of an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next four years, including a band of 20-25% for 2016. The Central Bank has increased sterilization efforts to reduce excess monetary imbalances and raised peso interest rates to offset inflationary pressure. However, inflation during 2016 to date remains high.

•         National electricity state of emergency and reforms. Following years of very limited investment in the energy sector, as well as the continued freeze on electricity and natural gas tariffs since the 2001-2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis, the Macri administration declared a state of emergency with respect to the national electricity system, which will remain in effect until December 31, 2017. The state of emergency allows the Government to take actions designed to ensure the supply of electricity to the country, such as instructing the Ministry of Energy and Mining to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electricity system. In addition, through Resolution No. 6/2016 of the Ministry of Energy and Mining and Resolution No. 1/2016 of the Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Agency), the Macri administration announced the elimination of a portion of energy subsidies currently in effect and a substantial increase in electricity rates. As a result, average electricity prices have already increased and could increase further. By correcting tariffs, modifying the regulatory framework and reducing the Government’s role as an active market participant, the Macri administration aims to correct distortions in the energy sector and stimulate investment. However, certain of the Government’s initiatives have been challenged in the Argentine courts and resulted in judicial injunctions or rulings limiting the Government’s initiatives.

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•         Tariff increases. With the aim of encouraging companies to invest and improve the services they offer and enabling the Government to assist those in need, the Macri administration has begun updating the tariffs for electricity, transportation, gas and water services. Each of the announced tariff increases contemplates a tarifa social (social tariff), which is designed to provide support to vulnerable groups, including beneficiaries of social programs, retirees and pensioners that receive up to two minimum pensions, workers that receive up to two minimum salaries, individuals with disabilities, individuals registered in the Monotributo Social program, domestic workers and individuals receiving unemployment insurance. Subsequent modifications to these announced tariff increases were made, including the following:

o     small and medium-sized enterprises (“SMEs”) in the commercial, industrial and tourism sectors will pay only 50% of the energy tariff increases during the winter months, and the balance in two installments during the summer months of 2016 and 2017, when monthly gas consumption is lower; and

o     400 designated energy-intensive companies that purchase electricity directly from distributors will receive a 20% discount on the regular distribution price.

On August 18, 2016, the Supreme Court of Argentina in “Centro de Estudios para la Promoción de la Igualdad y la Solidaridad v/ Ministry of Energy and Mining”, confirmed lower court injunctions suspending end-user gas tariff increases sanctioned as of February 1, 2016 and instructed the Ministry of Energy and Mining to conduct a non-binding public hearing prior to sanctioning any such increases. On September 16, 2016 the Ministry of Energy and Mining conducted a public hearing and informed that a new end-user gas tariff scheme will be announced during October 2016. The non-binding public hearing for increases in electricity tariffs has been scheduled for October 28, 2016.

•         Retiree Programs: On June 29, 2016, Congress passed a bill approving the Historical Reparations Program for Retirees and Pensioners, which took effect upon its publication in the official gazette. The main aspects of this program, which is designed to conform government social security policies to Supreme Court rulings, include (i) payments to more than two million retirees and the retroactive compensation of more than 300,000 retirees and (ii) the creation of a pensión universal (universal pension) for the elderly, which guarantees an income for all individuals over 65 years of age who are otherwise ineligible for retirement. The Historical Reparations Program for Retirees and Pensioners will give retroactive compensation to retirees in an aggregate amount of more than Ps. 47.0 billion and involve expenses of up to Ps. 75.0 billion to cover all potential beneficiaries. The bill provides that assets held by the FGS, including equity interests, may be sold to finance this program.

•         Tax Amnesty Law: In July 2016, the Régimen de Sinceramiento Fiscal (the Tax Amnesty Law) was introduced to promote the voluntary declaration of assets by Argentine residents. The law allows Argentine tax residents holding undeclared funds or assets located in Argentina or abroad to (i) declare such property until March 31, 2017 without facing prosecution for tax evasion or being required to pay outstanding tax liabilities on the assets, provided they can provide evidence that the assets were held by certain specified cut-off dates, and (ii) keep the declared property outside Argentina and not repatriate such property to Argentina. In the case of cash that was not deposited in bank accounts by the specified cut-off dates, such amounts have to be disclosed and deposited by October 31, 2016 in special accounts opened at Argentine financial entities.

Depending on the amount declared, how soon it is declared, the election to subscribe for certain investment securities and the payment method used, those who take advantage of the law will pay a special tax of between 0 and 15% on the total amount declared. Alternatively, they can invest an equivalent amount in government bonds or a fund that will finance, among other things, public infrastructure projects and small to medium-sized businesses in general. The special tax rate is set as follows: (i) undeclared assets below Ps. 305,000: 0%, (ii) undeclared assets between Ps. 305,000 and Ps. 800,000: 5% on the value of the assets, (iii) undeclared assets (except property) in excess of Ps. 800,00, if declared before December 31, 2016: 10% and if declared after December 31, 2016 and until March 31, 2017: 15% on the value of assets. Taxpayers may elect to subscribe for certain investment securities and reduce the tax rates payable upon disclosure of previously undisclosed assets.

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Social Measures. On April 16, 2016, President Macri announced a series of measures intended to alleviate the impact of adverse conditions of certain social sectors, including:

•         the eligibility of over half a million children of self-employed individuals to receive the same allowances as those provided to employed workers. In addition, temporary workers will receive allowances throughout the year, including for the months they are not employed;

•         the harmonization of Asignación Universal por Hijo (Universal Child Allowance) with local programs to permit eligibility for more than one program;

•         a bill, which was approved by Congress on June 8, 2016, to refund up to Ps. 300 per month in VAT paid on the purchase of certain staples (such as food, clothing and cleaning supplies) by retirees that receive minimum pensions and individuals receiving the Universal Child or pregnancy allowance; this limit will be adjusted based on the variation of the prices;

•         a one-time allowance of Ps. 500 for retirees receiving minimum pensions and individuals receiving the Universal Child Allowance; and

•         a 20% increase in amounts paid under the Plan Argentina Trabaja program (Argentine Jobs Program) and Ellas Hacen (Women Make) program and an increase in the limit on annual income, from Ps. 48,000 to Ps. 72,000, for those eligible for the Monotributo Social program.

Precios Cuidados and Precios Claros. The Government also announced modifications to the Precios Cuidados program, which was originally launched in January 2014 to establish price controls on a broad range of basic household and other products. The new program will run from September 6, 2016 to January 6, 2017, and will include fresh products such as fruits, vegetables and certain meats. The Precios Claros program was also introduced, which allows consumers to compare the prices of hundreds of supermarket products. For more information, see “The Economy—Poverty and Income Distribution.”

The fiscal, monetary and currency adjustments undertaken by the Macri administration may subdue growth in the short term, but seek to guide the economy toward a sustained path for growth in the medium-term. Immediately after the foreign exchange controls were lifted on December 16, 2015, the dismantling of the multiple exchange regime resulted in the official peso exchange rate (available only for certain types of transactions) adjusting in value by 40.1%, as the peso-U.S. dollar exchange rate reached Ps. 13.76 to U.S.$1.00 on December 17, 2015. The Central Bank has since allowed the peso to float with limited intervention intended to ensure the orderly operation of the foreign exchange market. On September 21, 2016, the exchange rate was Ps. 15.14 to U.S.$1.00.

Public Bid Process for New Renewable Energy Generation Units. On March 22, 2016, the Secretariat of Energy called for bids to install 1,000 MW of new renewable energy units (the “RenovAR Program”). This bid process is governed by Law No. 27,191 and Decree No. 531/16, which encouraged the increase of energy generation from renewable sources by providing, among other things, significant tax benefits. On September 5, 2016, bids for a total of 6,366 MW were presented under the first round of this renewable energy bidding process. Bids submitted under this first round included 49 distinct wind energy projects totaling 3,468 MW and 58 distinct solar energy projects totaling 2,834 MW. Bids were also submitted for 11 biomass-biogas projects totaling 53 MW and 5 small hydroelectric projects totaling 11 MW.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

The following table sets forth the evolution of GDP and per capita GDP for the periods specified, at current prices.

Evolution of GDP and Per Capita GDP
(at current prices)

	Three months ended March 31, 2015		Three months ended March 31, 2016
GDP (in millions of pesos)(1)	Ps.	4,981,377	Ps.	6,785,880
GDP (in millions of U.S. dollars)(1)	U.S.$	573,382	U.S.$	468,657
Per capita GDP(1)	U.S.$	13,401	U.S.$	10,837
Peso / U.S. dollar exchange rate(2)		8.69		14.48

(1)	GDP figures in this table are expressed in nominal terms.
(2)	Average rate for the period specified.

Source: INDEC and Ministry of the Treasury.

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The following tables set forth information on Argentina’s real GDP, by expenditure, for the periods specified, at constant 2004 prices.

Composition of Real GDP by Expenditure
(in millions of pesos, at constant 2004 prices)

	Three months ended March 31, 2015		Three months ended March 31, 2016
Consumption:
Public sector consumption	Ps.	89,220	Ps.	91,614
Private consumption		496,155		501,498
Total consumption		585,376		593,112
Gross investment		125,116		120,357
Exports of goods and services		118,792		134,331
Imports of goods and services		161,487		181,225
Net exports/(imports)		(42,695)		(46,894)
Inventory provision		2,998		7,506
Real GDP	Ps.	670,795	Ps.	674,081

Source: INDEC and Ministry of the Treasury.

Composition of Real GDP by Expenditure
(as % of total real GDP, at constant 2004 prices)

	Three months ended March 31, 2015	Three months ended March 31, 2016
Consumption:
Public sector consumption	13.3%	13.6%
Private consumption	74.0	74.4
Total consumption	87.3	88.0
Gross investment	18.7	17.9
Exports of goods and services	17.7	19.9
Imports of goods and services	24.1	26.9
Net exports/(imports)	(6.4)	(7.0)
Inventory provision	0.4	1.1
Real GDP	100.0%	100.0%

Source: INDEC and Ministry of the Treasury.

In the three months ended March 31, 2016, Argentina’s real GDP increased by 0.5% compared to the same period in 2015. Real GDP growth was primarily driven by a 1.3% increase in total consumption, resulting from a 2.7% increase in public sector consumption and 1.1% increase in private sector consumption. This increase was offset by a 3.8% decrease in gross investment.

During the three months ended March 31, 2016, the services sector increased by 1.5% and accounted for 52.4% of real GDP during this period. Within the services sector, transportation, storage and communication experienced the highest rate of growth. As compared to the same period in 2015, the primary production sector decreased by 4.1% and the secondary production sector decreased by 1.9%.

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The following table sets forth the composition of Argentina’s real GDP by economic sector for the periods specified.

Real GDP by Sector
(in millions of pesos, at constant 2004 prices)

	Three months ended March 31, 2015		Three months ended March 31, 2016

Primary production:
Agriculture, livestock, fisheries and forestry	Ps.	36,923	Ps.	35,220
Mining and extractives (including petroleum and gas)		22,986		22,231
Total primary production		59,909		57,451

Secondary production:
Manufacturing		110,913		109,114
Construction		22,139		20,991
Electricity, gas and water		12,567		12,696
Total secondary production		145,619		142,800

Services:
Transportation, storage and communications		52,670		54,869
Trade, hotels and restaurants		98,374		97,610
Financial, real estate, business and rental services		95,961		97,337
Public administration, education, health, social and personal services		96,804		99,200
Domestic services(1)		4,375		4,418
Total services		348,184		353,434
Plus import duties less adjustment for banking service(2)		117,083		120,396
Total real GDP	Ps.	670,795	Ps.	674,081

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)	The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. This line item adds import duties for purposes of determining real GDP.

Source: INDEC and Ministry of the Treasury.

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Real GDP by Sector
(as a % of real GDP, at constant 2004 prices)

	Three months ended March 31, 2015	Three months ended March 31, 2016
Primary production:
Agriculture, livestock, fisheries and forestry	5.5%	5.2%
Mining and extractives (including petroleum and gas)	3.4	3.3
Total primary production	8.9	8.5

Secondary production:
Manufacturing	16.5	16.2
Construction	3.3	3.1
Electricity, gas and water	1.9	1.9
Total secondary production	21.7	21.2

Services:
Transportation, storage and communication	7.9	8.1
Trade, hotels and restaurants	14.7	14.5
Financial, real estate, business and rental services	14.3	14.4
Public administration, education, health, social and personal services	14.4	14.7
Domestic services(1)	0.7	0.7
Total services	51.9	52.4
Plus import duties less adjustment for banking service(2)	17.5	17.9
Total real GDP	100.0%	100.0%

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)	The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

Source: INDEC and Ministry of the Treasury.

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Real GDP Growth by Sector
(% change from previous year, at constant 2004 prices)

Three months ended March 31, 2016
Primary production:
Agriculture, livestock, fisheries and forestry	(4.6)%
Mining and extractives (including petroleum and gas)	(3.3)
Total primary production	(4.1)

Secondary production:
Manufacturing	(1.6)
Construction	(5.2)
Electricity, gas and water	1.0
Total secondary production	(1.9)

Services:
Transportation, storage and communication	4.2
Trade, hotels and restaurants	(0.8)
Financial, real estate, business and rental services	1.4
Public administration, education, health, social and personal services	2.5
Domestic services(1)	1.0
Total services	1.5
Plus import duties less adjustment for banking service(2)	2.8
Total real GDP	0.5%

(1)	Includes services completed by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)	The production figures in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

Source: INDEC and Ministry of the Treasury.

Primary Production

In the three months ended March 31, 2016, the total primary sector production decreased to Ps. 57.5 billion, or 4.1%, from Ps. 59.9 billion in the same period in 2015. The fishing sector, however, grew by 7.5%, from Ps. 1.3 billion in the three months ended March 31, 2015 to Ps. 1.4 billion in the same period in 2016.

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Secondary Production

In the three months ended March 31, 2016, the total secondary sector production decreased to Ps. 142.8 billion, or 1.9%, from Ps. 145.6 billion in the same period in 2015. The level of activity in the construction sector, which accounted for 3.1% of real GDP, decreased by 5.2% compared to the same period in 2015.

Services

Composition of Services Sector
(in millions of pesos, at constant 2004 prices)

	Three months ended March 31, 2015		Three months ended March 31, 2016

Wholesale and retail trade and repairs	Ps.	87,039	Ps.	86,661
Transportation, storage and communication services		52,670		54,869
Real estate, business and rental services		69,348		70,392
Education, Social and health services		46,988		48,564
Financial services		26,613		26,945
Other community, social and personal services		18,202		18,293
Public administration		31,614		32,344
Hotels and restaurants		11,336		10,949
Other services		4,375		4,418
Total	Ps.	348,184	Ps.	353,434

Source: INDEC and Ministry of the Treasury.

Growth of Services Sector
(% change from prior quarter, at constant 2004 prices)

Three months ended March 31, 2016
Wholesale and retail trade and repairs	(0.4)%
Transportation, storage and communication services	4.2
Real estate, business and rental services	1.5
Education, Social and health services	3.4
Financial services	1.2
Other community, social and personal services	0.5
Public administration	2.3
Hotels and restaurants	(3.4)
Other services	1.0
Total	1.5%

(1)	Data for the three months ended March 31, 2016 as compared to the same period in 2015.

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In the three months ended March 31, 2016, the services sector grew by 1.5% compared to the same period in 2015. This increase was primarily driven by increases in transportation, storage and communication services, as well as in education, social and health services. This increase was offset by a decrease in hotels and restaurants. In the first three months ended March 31, 2016, the services sector represented 52.4% of real GDP.

On September 22, 2016, the INDEC published preliminary estimates for the level of economic activity during the second quarter of 2016, noting that real GDP contracted by 1.7% in the first six months of 2016, compared to a growth of 0.4% during the same period in 2015. Most sections of the economy showed signs of decreased activity during the second quarter of 2016.

Poverty and Income Distribution

On September 22, 2016, the INDEC resumed publication of its essential goods and services basket assessment for the Greater Buenos Aires area, indicating that a standard family required Ps. 12,489 to gain access to the essential goods and services basket in August 2016, compared to Ps. 11,320 in April 2016.

Tax Amnesty Law

In August 2016, the Government announced the issuance of two new bonds, BONAR 0% 2019 and BONAR 1% 2023 for up to U.S.$8.0 billion, which can be subscribed for by taxpayers participating in the new Tax Amnesty Law that allows taxpayers to declare financial assets that have not been reported under applicable tax rules.

Wages and Labor Productivity

In January 2016, the Ministry of Employment and Social Security, through the Wage Council, increased the minimum monthly wage to Ps. 6,060. In May 2016, the minimum monthly wage was further increased to Ps. 8,060, representing an increase of 33%, which will take full effect in January 2017. This increase in wages is being implemented in three phases: 12.3% in June 2016 (to Ps. 6,810), 12.4% in September 2016 (to Ps. 7,560) and 8.3% in January 2017 (to Ps. 8,060). In addition, unemployment insurance was increased by 750%, with the minimum amount set as Ps. 1,875 and the maximum amount as Ps. 3,000 for the first three months, which gradually decreases to Ps. 1,200 after one year.

Environment

In March 2016, the Government signed an agreement with the World Bank to finance the Cuenca Matanza – Riachuelo Sustainable Development Program at a total cost of approximately U.S.$1 billion.

BALANCE OF PAYMENTS

Current Account

In the first six months of 2016, the Republic’s balance of payments registered a U.S.$1.1 billion surplus. This surplus was the result of:

•	a U.S.$2.7 billion deficit in the current account, which represented a U.S.$354 million deficit increase from the U.S.$2.3 billion deficit recorded in the first six months of 2015;

•	a U.S.$3.9 billion surplus in the capital and financial account, which represented a U.S.$424 million surplus decrease from the U.S.$4.3 billion surplus recorded in the first six months of 2015; and

•	a U.S.$118 million deficit in errors and omissions, representing a U.S.$448 million deficit increase from the U.S.$330 million surplus recorded in the first six months of 2015.

In the first six months of 2016, the deficit in the current account was mainly due to a change in non-financial services, which recorded a deficit of U.S.$1.4 billion in the first six months of 2016 compared to a deficit of U.S.$719 million in the same period of 2015, while the trade balance surplus increased by 6.5%. The impact of a 6.5% decrease in exports was offset by a 7.7% decrease in imports. The deficit recorded by the financial services account decreased by U.S.$218 million as compared to the first six months of 2015, mainly due to a 11.4% decrease in dividend payments abroad, which was partially offset by a 0.9% increase in interest payment outflows.

Trade Regulation

On January 18, 2016, the Government informed the dispute settlement body that it had modified its import requirements to comply with World Trade Organization rulings.

International Reserves

As of August 31, 2016, the gross international reserve assets of the Central Bank totaled U.S.$31.1 billion, compared to U.S.$25.6 as of December 31, 2015.

MONETARY SYSTEM

Monetary Policy

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Inflation

The Central Bank and the Government introduced two new financial instruments intended to safeguard savings and long-term loans from the effects of inflation.  In April 2016, the Central Bank by means of Communication “A” 5945 (as amended and restated by Communication “A” 6069) introduced the first instrument, known as Unidades de Valor Adquisitivo (UVAs), with an initial value based on the average construction cost of a square meter in the cities of Buenos Aires, Córdoba, Rosario, Salta and the coastal region (Santa Fe de la Vera Cruz to Paraná) as of March 31, 2016.  The value of UVAs is adjusted on a daily basis, based on the CER. In September 2016, the Government by means of Law No. 27,271, introduced the second instrument, known as Unidades de Vivienda (UVIs) with an initial value based on the average construction cost of a square meter in Argentina.  The value of UVIs is adjusted on a monthly basis, based on the “Índice de la Construcción para el Gran Buenos Aires” published by the INDEC, based on the CER.

On June 15, July 13, August 12 and September 13, 2016, the INDEC published inflation rates of 4.2%, 3.1%, 2.0% and 0.2% for May 2016, June 216, July 2016 and August 2016 respectively, using its new methodology for calculating the CPI.

PUBLIC SECTOR FINANCES

National Public Accounts

New Presentation

In March 2016, the Macri administration adopted a new methodology intended to increase transparency in the reporting of fiscal results. The main modifications introduced in the new presentation of fiscal results consist of excluding transfers from the Central Bank and FGS to the Government from total current fiscal revenues and excluding interest payments on public debt made by the Government from total current fiscal expenditures. In addition, it includes an estimate of the increase in the amount of deferred current obligations. Since the expenditures of the non-financial public sector are recorded at the time of payment in accordance with the cash method of accounting, expenditures relating to the consumption of goods and services incurred in a given period are recorded in a subsequent period if payment is deferred as a result of the Government’s discretionary power to do so. Recording the non-financial public sector’s accrued expenditures is a way to monitor the discrepancy between expenditures associated with actual consumption during a period which will be actually paid for during subsequent periods.

The 2017 Budget

The table below presents a comparison of the proposed 2017 budget against the projected 2016 budget.

	Budget Comparison (in millions of pesos)
	Projected	Proposed	Difference
	2016(1)	2017	Ps.	%
Current Revenues	1,686,612.9	2,068,482.8	381,869.9	22.6%
Tax Revenues	875,429.5	1,104,127.5	228,698.0	26.1%
Social Security Contributions	563,499.6	698,814.3	135,314.7	24.0%
Non-Tax Revenues	39,044.5	50,176.9	11,132.4	28.5%
Sales of Goods and Services of the Public Administration	7,473.2	11,100.8	3,627.6	48.5%
Property Taxes	189,251	201,501.1	12,25	6.5%
Current Transfers	10,838.5	1,443.3	(9,395.2)	(86.7)%
Other Revenues	1,076.0	1,318.90.0	243.0	22.6%
Operating Surplus of Public Entities

Current Expenditures	1,903,730.2	2,314,013.5	410,283.3	21.6%
Consumption Expenditures	342,601.5	426,913.7	84,312.2	24.6%
Personnel	256,276.1	319,341.3	63,065.2	24.6%
Goods and services	86,325.4	107,572.4	2,1247.0	24.6%
Property Taxes	193,262.6	255,945.8	62,683.2	32.4%
Social Security Expenditures	712,389.3	963,181.1	250,791.8	35.2%
Direct Taxes	2,505.1	3,542.2	1,037.1	41.4%
Other Losses	2,174.6	3,574.8	1,400.2	64.4%
Current Transfers	609,272.6	632,568.7	23,296.1	3.8%
Operating Deficit of Public Entities	41,524.5	28,287.2	(13,237.3)	(31.9)%

Primary Result	(217,117.3)	(245,530.7)	(28,413.4)	13.1%

Capital Resources	753.7	388.04	(365.3)	(48.5)%

Capital Expenditures	181,108.4	236,917.8	55,809.4	30.8%
Real Direct Investment	82,627.6	108,460.9	25,833.3	31.3%
Capital Transfers	80,467.3	112,692.3	32,225.0	40.0%
Financial Investment	18,013.5	15,764.6	(2,248.9)	(12.5)%

Total Resources	1,687,366.6	2,068,871.2	381,504.6	22.6%
Total Expenditures	2,084,838.6	2,550,931.3	466,092.7	22.4%
Total Primary Expenditures	1,891,597.8	2,295,001.0	403,403.2	21.3%
Primary Result	(204,231.2)	(226,129.8)	(21,898.6)	10.7%
Primary Result without BCRA and FGS Utilities	(373,248.0)	(405,033.2)	(31,785.2)	8.5%
Financial Result	(397,472.0)	(482,060.1)	(84,588.1)	21.3%

(1)	Reflects the projected 2016 budget information, as modified by the Macri administration in 2016.

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On September 15, 2016, the 2017 budget bill was submitted to Congress. The 2017 budget projects a fiscal deficit representing 4.2% of GDP in 2017. This projected fiscal deficit represents an increase from the previously projected 3.3% of GDP, primarily as a result of two factors: the August 2016 decision of the Supreme Court of Argentina (which held that gas tariffs that had been announced for residential users must retroactively return to the levels in effect before tariff increases were implemented) and the Ley de Reparación Histórica a los Jubilados (the Historical Reparations Law for Retirees and Pensioners), which will increase pension expenditures. The budget bill does not include any estimate of revenues arising from the Tax Amnesty Law. For more information, see “—Macri Administration: 2015-Present—Tariff Increases” and “—Retiree Programs”

One of the cornerstones of the 2017 budget will be the expansion of social programs designed to meet the needs of the most vulnerable groups, including the following:

•         Childhood Programs. The proposed 2017 budget allocates funds for (i) the Plan Nacional de Primera Infancia (National Plan for Early Childhood), (ii) the construction of 3,000 preschools to advance compulsory schooling for children aged three and older, and (iii) the expansion of the Child Allowance Program to reach 4.1 million beneficiaries, including 514,000 children of monotributistas (self-employed workers), and 200,000 children of temporary workers.

•         Healthcare and Retiree Programs. The budget provides for the Cobertura Universal de Salud (Universal Health Insurance Coverage Plan) for 15 million residents who lack health insurance coverage and the Historical Reparation Plan for Retirees and Pensioners, which is expected to reach 2.4 million retirees.

•         National Housing Plan. With the aim of addressing the housing needs of low and middle-income families, the budget also provides for the implementation of the Plan Nacional de Vivienda (National Housing Plan), which includes the construction of 120,000 homes and granting 175,000 subsidized housing loans over a three-year period.

Overall, social security expenditures are expected to grow by 35% in 2017.

The 2017 budget further provides for an increase in the minimum monthly wage to Ps. 8,060, which will take full effect in January 2017. This increase in wages is being implemented in three phases: 12.3% in June 2016 (to Ps. 6,810), 12.4% in September 2016 (to Ps. 7,560) and 8.3% in January 2017 (to Ps. 8,060).

Infrastructure. The 2017 budget additionally allocates funds for investments in infrastructure projects. Such projects include:

•         Plan Belgrano, which involves a Ps. 95 billion investment to promote infrastructure development in the northern provinces of Argentina;

•         rebuilding the national transportation system to increase the competitiveness of regional economies, including through a U.S.$2.0 billion investment for the construction of 2,800 kilometers of highways over a four-year period; and

•         the ongoing Plan Nacional de Agua 2016-2019 (National Water Plan 2016-2019), which is expected to generate 500,000 jobs.

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Fiscal Result of Six Months Ended June 30, 2016 as Compared to Six Months Ended June 30, 2016

Primary fiscal balance. The primary deficit recorded for the first six months of 2016 was Ps.121.2 billion, compared to a deficit of Ps.95.1 billion for the six months ended June 30, 2015. Total revenues increased by 26.8% in the six months ended June 30, 2016, and primary expenditures (excluding interest payments) increased by 26.9%.

Fiscal revenues. In the first half of 2016, fiscal revenues increased by 26.8% to Ps. 707.8 billion from Ps. 558.4 billion in the first half of 2015. This increase was mainly driven by an increase in revenues generated by social security taxes, VAT, income tax, taxes on fuel and financial transactions. During the six months of 2015, the Government auctioned the 4G spectrum, which resulted in an increase in “Other non-tax revenues.” Without this source of revenues during the same period in 2016, “Other non-tax revenues” decreased by 20.6%.

Primary expenditures. In the six months ended June 30, 2016, primary expenditures (excluding interest payments) of the national public sector increased by 26.9% from Ps. 653.6 billion in the six months ended June 30, 2015 to Ps. 829.1 billion in the six months ended June 30, 2016. This increase was mainly due to the following factors:

•        social security outlays, which accounted for approximately 54% of the overall increase in expenditure, increased by 38.9%, from Ps. 244 billion in the first half of 2015 to Ps. 338.9 billion in the same period of 2016, mainly as a result of an increase in the number of retirees and successive increases in pension payments;

•        other transfers (including external sector transfers, private sector subsidies and transfers to autonomous public entities such as universities), which accounted for approximately 31.8% of the overall increase, increased by 31.0%, from Ps. 180.1 billion in the first half of 2015 to Ps. 235.9 billion in the first half of 2016. This increase was mainly due to the increase in subsidies to the electricity sector. The increase in other transfers was also driven by the increase in outlays to social security payments, particularly through the Universal Child Allowance and Universal Pregnancy Allowance. Since March 2016, family allowances to self-employed and temporary workers have been extended. This measure is available to 514,000 children and their families.

•         national administration wages, which accounted for approximately 15.1% of the total increase, increased by 31.3% from Ps. 84.8 billion in the first half of 2015 to Ps. 111.4 billion in the first half of 2016.

The increase in primary expenditures was partially offset by a 4.1% decrease in capital expenditures, which decreased from Ps. 83.7 billion in the first half of 2015 to Ps. 80.2 billion in the first half of 2016.

Transfers to the Government from the Central Bank and FGS increased by 72.9% in the first half of 2016, while interest payments increased by 58.3% in the same period.

Overall fiscal balance. The overall fiscal balance recorded a deficit of Ps.133.2 billion in the first half of 2016, compared to a deficit of Ps. 107.1 billion in the first half of 2015.

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Tax Regime

Taxes on Income

On March 22, 2016, the AFIP increased the amount of gross income (from Ps. 96,000 to Ps. 200,000) above which employees must submit an affidavit of personal assets, and increased the amount of gross income (from Ps. 144,000 to Ps. 300,000) above which employees must submit an affidavit of personal assets and income tax reports.

Tax Amnesty Law

In July 2016, a voluntary and extraordinary tax disclosure and regularization regime for the holding of foreign and local currency and assets located in Argentina and abroad was enacted by the Federal Congress (Law 27,260). Tax disclosure as well as regularization may be conducted until March 31, 2017, while the disclosure of cash shall be made effective by October 31, 2016. A special tax is applicable on the value of the disclosed currency and assets, unless adherent taxpayers subscribe certain investment securities. Among other aspects, the regime also provides benefits for compliant taxpayers, certain changes in the personal assets tax, the abrogation of the 10% income tax withholding on dividends distributed by Argentine companies and the abrogation of the notional minimum income tax commencing on January 1, 2019. To date, certain Argentine provinces have adhered to the referred regime, others have submitted bills that are still undergoing legislative debate, while others have not yet submitted any bills.

Fiscal Relations with the Provinces

Revenue Transfers

In February 2016, the Macri administration issued an emergency decree creating the Programa Acuerdo para el Nuevo Federalismo (“Agreement for a New Federalism”) and forming a designated council with the objective of reaching an agreement among the Government and provinces, other than Córdoba, San Luis and Santa Fe, for the gradual repayment of funds withheld under Article 76 of the 2006 National Budget Law. For more information, see “Public Sector Finances—Fiscal Relations with the Provinces—Revenue Transfers.” In May 2016, each province (other than Córdoba San Luis and Santa Fe) and the City of Buenos Aires agreed to be bound by the terms of the Agreement for a New Federalism, through which they will gradually recover their share of the 15% withheld by the Government, subject to certain conditions. A special financing facility through ANSES will provide the equivalent of 6% of such 15% owed to those provinces and the City of Buenos Aires during 2016, and 3% each year during a five-year period thereafter. The Government reached separate agreements with Córdoba, San Luis and Santa Fe, reflecting the restitution in favor of those provinces ordered by the Supreme Court.

PUBLIC SECTOR DEBT

Foreign-Currency Denominated Debt in 2016

Between January 1 and September 16, 2016, the Republic issued additional foreign currency denominated debt in an aggregate amount of U.S.$20.4 billion, of which U.S.$16.5 billion corresponded to U.S. Dollar-denominated bonds issued in connection with the April 2016 Transaction, U.S.$2.75 billion corresponded to the U.S. Dollar-denominated bonds issued on July 6, 2016, U.S.$1.0 billion corresponded to the issuance of BONAR 20 bonds and U.S.$0.2 billion corresponded to the issuance of BONAR 24 bonds.

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Foreign Currency-Denominated Debt Service

Projected Performing Foreign Currency-Denominated Public Debt Service by Instrument for Primary Issues between January 1 and August 31, 2016(1) (in millions of U.S. dollars)

	2016			2017			2018			2019
	Capital	Interest		Capital	Interest		Capital	Interest		Capital		Interest

BIRAD U.S. Dollar 6.25% due 2019	—	U.S.$	85.9	—	U.S.$	171.9	—	U.S.$	171.9	U.S.$	2,750.0	U.S.$	85.90
BIRAD U.S. Dollar 6.875% due 2021	—		154.7	—		309.4	—		309.4		—		309.4
BIRAD U.S. Dollar 7.5% due 2026	—		243.8	—		487.5	—		487.5		—		487.5
BIRAD U.S. Dollar 7.625% due 2046	—		104.8	—		209.7	—		209.7		—		209.7
BIRAD U.S. Dollar 6.625% due 2028	—			—		66.3	—		66.3		—		66.3
BIRAD U.S. Dollar 7.125% due 2036	—			—		124.7	—		124.7		—		124.7
BONAR 24	—		9.5	—		19.1	—		19.1		—		19.1
BONAR 20	—		38.8	—		77.51	—		77.51		—		77.51

	2020			2021				2022		2023
	Capital	Interest		Capital		Interest		Capital	Interest	Capital	Interest

BIRAD U.S. Dollar 6.875% due 2021	—	U.S.$	309.4	U.S.$	4,500.0	U.S.$	154.7	—	—	—	—
BIRAD U.S. Dollar 7.5% due 2026	—		487.5		—		487.5	—	487.5	—	487.5
BIRAD U.S. Dollar 7.625% due 2046	—		209.7		—		209.7	—	209.7	—	209.7
BIRAD U.S. Dollar 6.625% due 2028	—		66.3		—		66.3	—	66.3	—	66.3
BIRAD U.S. Dollar 7.125% due 2036	—		124.7		—		124.7	—	124.7	—	124.7
BONAR 24	—		19.1		—		19.1	—	19.1	—	19.1
BONAR 20	968.9		77.51		—		—	—	—	—	—

(1)	Preliminary figures.

Source: INDEC and Ministry of the Treasury.

U.S. Dollar-Denominated Treasury Bills Program

On April 27, 2016, the Ministry of the Treasury presented the Programa de Letras del Tesoro denominadas en Dólares Estadounidenses (U.S. Dollar-Denominated Treasury Bills Program) in connection with its 2016 financial program.  The Republic expects to issue up to US$3.0 billion under this program in 2016.  On September 16, 2016, the Republic issued an aggregate amount of US$5.6 billion.

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